HOGAN & HARTSON

L.L.P.


03050039

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

April 8, 2003

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Annual General Meeting Announcement - April 23, 2003

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira


BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ N° 24.315.012/0001-73

ANNUAL GENERAL MEETING ANNOUNCEMENT

The Shareholders are herewith invited to attend the Annual General Meeting at the head offices of the Company at Av. Carandaí 1,115 – 23rd floor, Belo Horizonte - Minas Gerais State, Brazil, on April 25, 2003, at 3:00 p.m., in order to deliberate on the following Order of the Day:

(a) Take up the Accounts presented by the Management for examination and discussion, voting on the Financial Statements for the 2002 financial year.

(b) Decide on the allocation of the net profits for the financial year, having already distributed interest on equity capital in the gross amount of R$ 90,643,235.00, pursuant to the decision adopted by the Board of the Company on December 20, 2002, paid in advance on from February 27, 2003 onwards.

(c) Elect the Members of the Board for the 2003 – 2005 term of office.

(d) Establish the remuneration of the Management.

In compliance with CVM Instructions N° 165, dated December 11, 1991 and 282 dated June 26, 1998 issued by the Brazilian Securities Commission (CVM), the minimum percentage for requesting the adoption of the multiple vote process is 5% of the voting capital.

The General Meetings may be attended by the holders of book entry shares with proof of registration in the share deposit account opened in the name of the Shareholder in the records of the depository institution - Banco Itaú S.A. - up to three days prior to the date set for the General Meeting. Shareholders should attend the Meeting with their identity documents. Duly-accredited legal representatives of Shareholders must present their proxies, issued less than 1 (one) year previously, in compliance with Brazilian Law.

Belo Horizonte, April 23rd, 2003

François Moyen
Chairman of the Board